SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

MSP Recovery, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

553745-30-8

(CUSIP Number)

John H. Ruiz

Frank C. Quesada

3150 SW 38th Avenue

Suite 1100

Miami, Florida 33146

(305) 614-2222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553745-30-8 13D
(1)	NAME OF REPORTING PERSONS John H. Ruiz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO; PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 73,011
	(8)	SHARED VOTING POWER 2,362,531(1)
	(9)	SOLE DISPOSITIVE POWER 71,657
	(10)	SHARED DISPOSITIVE POWER 2,362,531(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,434,188(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.9% of Class A Common Stock Outstanding (34.4% of the Combined Voting Shares Outstanding)(2)
(14)	TYPE OF REPORTING PERSON IN
(1)
Represents (i) shares of Class A Common Stock issuable in respect of an equal number of Class B units (the “LLC Units”) of Lionheart II Holdings, LLC, a wholly owned subsidiary of the Issuer (“Opco”), and shares of Class V common stock, par value $0.0001 per share (“Class V Common Stock,” and together with an LLC Unit, an “Up-C Unit”), subject to the terms of the First Amended and Restated Limited Liability Company Agreement of Lionheart II Holdings, LLC (the “LLC Agreement”), as further described in Item 6 of the Existing Schedule 13D, held as follows: (a) 463,096 by Series MRCS, a series of MDA, Series LLC (“Series MRCS”) (including 80,271 held on behalf of Jocral Holdings LLC), (b) 1,859,435 by Jocral Family LLLP and (c) 40,000 shares of Class A Common Stock held by Jocral Family LLLP. Includes (i) 6,720 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 72,801 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that Virage Recovery Master LP (“VRM”) receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 1,152,481 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the Reporting Person and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement. See Item 5 of the Existing Schedule 13D. Effective December 13, 2024, pursuant to a marital settlement agreement described in Item 4 of this Amendment No. 1, (i) John H. Ruiz transferred all of his interest in Ruiz Group Holdings Limited, LLC to his ex-wife, Mayra Ruiz, which beneficially owned 708,123 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units held by Ruiz Group Holdings Limited, LLC, and Jocral Family LLLP transferred 320,000 shares of UP-C Units to Mayra Ruiz.

(2)
Percentage ownership calculation for “Class A Common Stock Outstanding” is based on 4,188,658 shares of Class A Common Stock deemed outstanding, which is the sum of (i) 2,114,001 shares of Class A Common Stock outstanding as of December 11, 2024 (the “Post-Split Class A Shares Outstanding”) and (ii) 2,322,531 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Mr. Ruiz. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 7,076,705 shares of Common Stock, which is the sum of (i) the Post-Split A Shares Outstanding and (ii) 4,962,704 shares of Class V Common Stock (the “Post-Split Class V Shares Outstanding”).

CUSIP No. 553745-30-8 13D
(1)	NAME OF REPORTING PERSONS Ruiz Group Holdings Limited, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 708,123(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 708,123(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 708.123(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2% of Class A Common Stock Outstanding (10.0% of the Combined Voting Shares Outstanding)(2)
(14)	TYPE OF REPORTING PERSON OO

(1)
Represents (i) 692,123 shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D and (ii) 16,000 shares of Class A Common Stock. Includes (i) 1,626 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 17,609 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 278,764 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.
(2)
Percentage ownership calculation of “Class A Common Stock Outstanding” is based on 2,806,2125 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Class A Closing Shares Outstanding, and (ii) 692,123 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Ruiz Group Holdings Limited, LLC. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 7,076,705 shares of Common Stock, which is the sum of (i) the Post-Split A Shares Outstanding and (ii) the Post-Split Class V Shares Outstanding.

CUSIP No. 553745-30-8 13D
(1)	NAME OF REPORTING PERSONS Jocral Family LLLP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,899,435(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,899,435(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,435(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% of Class A Common Stock Outstanding (26.8% of the Combined Voting Shares Outstanding)(2)
(14)	TYPE OF REPORTING PERSON PN
(1)
Represents (i) 40,000 shares of Class A Common Stock and (ii) 1,859,435 shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D. Includes (i) 5,095 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 55,192 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 878,517 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement. Effective December 13, 2024, pursuant to the marital settlement agreement described in Item 4 of this Amendment No. 1, 320,000 UP-C Units were transferred from Jocral Family LLLP to Mayra Ruiz.
(2)
Percentage calculations are based on 3,973,436 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Post-Split Class A Shares Outstanding, and (ii) 1,859,435 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Jocral Family LLLP. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 7,076,705 shares of Common Stock, which is the sum of (i) the Post-Split Class A Shares Outstanding and (ii) the Post-Split Class V Shares Outstanding.

CUSIP No. 553745-30-8 13D
(1)	NAME OF REPORTING PERSONS John H. Ruiz Revocable Living Trust
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 1,899,435(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 1,899,435(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,899,435(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.8% of Class A Common Stock Outstanding (26.8% of the Combined Voting Shares Outstanding)(2)
(14)	TYPE OF REPORTING PERSON PN
(1)
Represents (i) 40,000 shares of Class A Common Stock and (ii) 1,859,435 shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D. Includes (i) 5,095 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 55,192 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 878,517 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.
(2)
Percentage calculations are based on 3,973,436 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Post-Split Class A Shares Outstanding, and (ii) 1,859,435 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Jocral Family LLLP. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 7,076,705 shares of Common Stock, which is the sum of (i) the Post-Split Class A Shares Outstanding and (ii) the Post-Split Class V Shares Outstanding.

CUSIP No. 553745-30-8 13D
(1)	NAME OF REPORTING PERSONS Mayra C. Ruiz
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 321,354(1)
	(8)	SHARED VOTING POWER 708,123(2)(3)
	(9)	SOLE DISPOSITIVE POWER 321,354(1)
	(10)	SHARED DISPOSITIVE POWER 708,123(2)(3)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,477(1)(2)(3)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.9% of Class A Common Stock Outstanding (14.5% of the Combined Voting Shares Outstanding)(4)
(14)	TYPE OF REPORTING PERSON IN
(1)
Includes (a) 1,354 Class A common stock issuable upon the exercise of warrants to purchase shares of Class A Common Stock at $7,187.50 per share, which become exercisable on June 22, 2022 and expire on May 23, 2027, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 27, 2022 (“Closing 8-K”), (b) 320,000 shares of Class A Common Stock representing an equal number of Up-C Units that are held by Ms. Ruiz directly.
(2)
Represents securities owned by Jocral Family LLLP. John H. Ruiz Revocable Living Trust (the “Trust”) is the general partner of Jocral Family LLLP. John H. Ruiz and Mayra Ruiz are co-trustees of the Trust.
(3)
Represents 708,123 shares held by Ruiz Group Holdings Limited, LLC, including (i) 692,123 shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D and (ii) 16,000 shares of Class A Common Stock. Includes (i) 5,095 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 55,192 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 878,517 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.
(4)
Percentage ownership calculation of “Class A Common Stock Outstanding” is based on 3,126,124 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Closing Class A Shares Outstanding, and (ii) 1,012,123 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by Ms. Ruiz. Percentage ownership calculation for “Combined Voting Shares Outstanding”

is based on 7,076,705 shares of Common Stock, which is the sum of (i) the Post-Split Class A Shares Outstanding and (ii) the Post-Split Class V Shares Outstanding.

CUSIP No. 553745-30-8 13D
(1)	NAME OF REPORTING PERSONS Series MRCS, a designated series of MDA Series, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 661,565(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 661,565(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,565(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.8% of Class A Common Stock Outstanding (9.3% of the Combined Voting Shares Outstanding)(4)
(14)	TYPE OF REPORTING PERSON OO
(1)
Represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D, including 198,470 shares representing Up-C Units held by the Reporting Person on behalf of Frank C. Quesada and 463,096 shares representing Up-C Units held by the Reporting Person on behalf of John H. Ruiz (including 80,271 shares representing Up-C Units held by the Reporting Person on behalf of Jocral Holdings LLC).
(2)
Percentage calculations are based on 2,775,566 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Post-Split Class A Shares Outstanding, and (ii) 661,565 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units beneficially owned by MDA Series, LLC. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 7,076,705 shares of Common Stock, which is the sum of (i) the Post-Split Class A Shares Outstanding and (ii) the Post-Split Class V Shares Outstanding.

CUSIP No. 553745-30-8 13D
(1)	NAME OF REPORTING PERSONS Frank C. Quesada
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 950,896(1)
	(8)	SHARED VOTING POWER 503,182(2)
	(9)	SOLE DISPOSITIVE POWER 950,896(1)
	(10)	SHARED DISPOSITIVE POWER 503,182(2)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,454,078(1)(2)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.9% of Class A Common Stock Outstanding (20.5% of the Combined Voting Shares Outstanding)(3)
(14)	TYPE OF REPORTING PERSON IN
(1)
Includes 640 Class A common stock issuable upon the exercise of warrants to purchase shares of Class A Common Stock at $7,187.50 per share, which become exercisable on June 22, 2022 and expire on May 23, 2027, as disclosed in the Issuer’s Current Report on Form 8-K filed on May 27, 2022 (“Closing 8-K”).
(2)
Represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, including Up-C Units held as follows: 198,470 by Series MRCS and 304,712 by Quesada Group Holdings LLC, as further described in Item 6 of the Existing Schedule 13D. Includes (i) 2,880 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 31,200 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 493,920 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and the Reporting Person proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement. See Item 5 of this Amendment No. 1.
(3)
Percentage ownership calculation for the “Class A Common Stock Outstanding” is based on 3,556,227 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Post-Split Class A Shares Outstanding and (ii) 1,442,226 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units, which are beneficially owned by Mr. Quesada. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 7,076,705 shares of Common Stock, which is the sum of (i) the Post-Split Class A Shares Outstanding and (ii) the Post-Split Class V Shares Outstanding.

CUSIP No. 553745-30-8 13D
(1)	NAME OF REPORTING PERSONS Quesada Group Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 304,712(1)
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 304,712(1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,712(1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6% of Class A Common Stock Outstanding (4.3% of the Combined Voting Shares Outstanding)(4)
(14)	TYPE OF REPORTING PERSON OO
(1)
Represents shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of this report. Includes (i) 697 shares representing an equal number of Up-C Units being held in escrow to cover potential indemnification obligations under the MIPA (as defined and further described herein), (ii) 7,547 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to ensure that VRM receives full payment pursuant to the terms of the MTA (as defined and further described herein), and (iii) 119,471 shares of Class A Common Stock representing an equal number of Up-C Units being held in escrow to satisfy the sales to the Issuer by the John H. Ruiz and Frank C. Quesada, proportionally, of Up-C Units or shares of Class A Common Stock, in connection with the potential exercise of New Warrants (as defined herein) pursuant to the terms of the LLC Agreement.
(2)
Percentage ownership calculation for the “Class A Common Stock Outstanding” is based on 2,418,713 shares of Class A Common Stock deemed outstanding, which is the sum of (i) the Post-Split Class A Shares Outstanding and (ii) 304,712 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units, which are beneficially owned by Mr. Quesada. Percentage ownership calculation for “Combined Voting Shares Outstanding” is based on 7,076,705 shares of Common Stock, which is the sum of (i) the Post Split Class A Shares Outstanding and (ii) the Post-Split Class V Shares Outstanding.

Explanatory Note

At 11:59 p.m. on October 12, 2023, the Issuer effected a 1:25 reverse share split (the “2023 Reverse Share Split”), pursuant to which the outstanding share capital of the Issuer was consolidated as follows: the number of shares of Class A Common Stock issued and outstanding from approximately 335.0 million to approximately 13.4 million, and the number of Up-C Units, which one share of Class V Common Stock forms a part, from approximately 3.1 billion to approximately 124.3 million.

At 11:59 p.m. on November 15, 2024, the Issuer effected a 1:25 reverse share split (the “2024 Reverse Share Split,” and together with the 2023 Reverse Stock Split, the “Reverse Stock Splits”), pursuant to which the outstanding share capital of the Issuer was consolidated as follows: the number of shares of Class A Common Stock issued and outstanding from approximately 46.7 million to approximately 1.9 million, and the number of UP-C Units, which one share of Class V Common Stock forms a part, from approximately 124.1 million to approximately 5.0 million.

This Amendment No. 1 is made to report certain transfers by Mr. Ruiz of his beneficial ownership in his Class A Ordinary Shares pursuant to a marital settlement agreement as described in Item 4 below, and to update the information of all Reporting Persons to reflect the Reverse Stock Splits.

The information set forth below updates the Existing Schedule 13D and a response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person, except as otherwise provided in Rule 13d-1(k).

Item 1. Security and Issuer.

Item 1 of the Existing Schedule 13D is hereby supplemented as follows:

This Amendment No. 1 to the statement on Schedule 13D (“Amendment No. 1”) amends the statement on Schedule 13D originally filed on May 23, 2022 (the “Existing Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings ascribed in the Existing Schedule 13D.

Item 2. Identity and Background.

(a) – (c), (f) This Amendment No. 1 is being filed on behalf of: (i) John H. Ruiz, a U.S. citizen (“Mr. Ruiz”); (ii) Ruiz Group Holdings LLC, a Florida limited liability company (“Ruiz Group”); (iii) Jocral Family LLLP, a Florida limited liability limited partnership (“Jocral Family LLLP”); (iv) John H. Ruiz Revocable Living Trust (the “Trust”); (v) Mayra Ruiz, a U.S. citizen (“Ms. Ruiz”); (vi) Series MRCS, a series of MDA, Series LLC, a Delaware series limited liability company (“Series MRCS”); (vii) Frank C. Quesada, a U.S. citizen (“Mr. Quesada”); and (viii) Quesada Group Holdings LLC, a Florida limited liability company (“Quesada Group”, and together with Mr. Ruiz, Jocral Family LLLP, the Trust, Series MRCS, and Mr. Quesada, collectively, the “Reporting Persons” and each individually a “Reporting Person”).

The Trust is the general partner of Jocral Family LLLP. Mr. Ruiz and Ms. Ruiz are co-trustees of the Trust. The address of each of the Reporting Persons’ (except Series MRCS) principal business is c/o MSP Recovery, Inc., 3150 SW 38th Avenue, Suite 1100, Miami, Florida, 33146. The address of Series MRCS is c/o MSP Recovery, Inc., 3150 SW 38th Avenue, Suite 1100, Miami, Florida, 33146.

Mr. Ruiz is principally the Chief Executive Officer and Chairman of the board of directors of the Issuer (the “Board”). Mr. Quesada is principally the Chief Legal Officer and a director of the Issuer. The principal business of each of the other Reporting Persons is to invest in and manage assets on behalf of the members or beneficiaries, as applicable, including by investing in the Issuer’s securities.

(d) To the best of the Reporting Persons’ knowledge, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best of the Reporting Persons’ knowledge, during the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Amendment No. 1 and incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of the Existing Schedule 13D is hereby supplemented as follows:

Pursuant to a marital settlement agreement, Mr. Ruiz transferred on December 13, 2024, ownership of 1,028,123 shares of Class A Common Stock to his ex-wife, Mayra Ruiz, pursuant to (i) the transfer of all of his interest in Ruiz Group Holdings Limited, LLC, a Florida limited liability company (“Ruiz Group”), which owns (a) 16,000 shares of Class A Common Stock and (b) 692,123 Up-C Units held by Ruiz Group Holdings Limited, LLC, which an equal number of shares of Class A Common Stock are issuable in exchange for the Up-C Units, and (ii) Jocral Family LLLP, which Mr. Ruiz controls, transferred 320,000 Up-C Units, which an equal number of shares of Class A Common Stock are issuable in exchange for the Up-C Units, to Mayra Ruiz.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended and restated as follows:

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference as of the date hereof.

As of the date hereof, Mr. Ruiz beneficially owns, in the aggregate, 2,434,188 shares of Class A Common Stock, comprised of (i) 71,657 shares of Class A Common Stock directly held by Mr. Ruiz, (ii) 40,000 shares of Class A Common Stock beneficially owned by Mr. Ruiz and (ii) 2,322,531 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject to the terms of the LLC Agreement, comprised of 463,096 directly held by Series MRCS, and 1,859,435 directly held by Jocral Family LLLP. This aggregate amount represents 54.9% of the shares of Class A Common Stock deemed outstanding (based on the Post-Split Class A Shares Outstanding plus 2,322,531 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement (as each is defined herein). Mr. Ruiz beneficially owned approximately 34.4% of the number of outstanding shares of the Issuer with voting rights as of December 11, 2024 (the “Combined Voting Shares Outstanding”), which is the sum of (i) the Post-Split Class A Shares Outstanding and (ii) the “Post-Split Class V Shares Outstanding”. Pursuant to the terms of the limited liability company agreement of Quesada Group (the “Quesada Group LLC Agreement”), Mr. Ruiz, as the Liquidation Manager, has the authority to dispose of assets held by Quesada Group, including Issuer Securities, under certain circumstances. Accordingly, Mr. Ruiz may be deemed to beneficially own an additional 304,712 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units held by Quesada Group, increasing his aggregate ownership to 2,740,253 shares of Class A Common Stock issuable in respect of Up-C Units, or 57.8% of the shares of Class A Common Stock deemed outstanding (based on the Post-Split Class A Shares Outstanding plus 2,627,243 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement) and may be deemed to beneficially own 38.7% of the shares of the Combined Voting Shares Outstanding. This Schedule 13D shall not be construed as an admission that Mr. Ruiz, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D.

As of the date hereof, Ruiz Group directly holds 708,123 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject the terms of the LLC Agreement, representing 25.2% of the shares of Class A Common Stock deemed outstanding (based on the Closing Class A Shares Outstanding plus 692,123 shares issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement. Ruiz Group owned 10.0% of the shares of the Combined Voting Shares Outstanding.

As of the date hereof, Jocral Family LLLP directly holds 1,899,435 shares of Class A Common Stock, comprised of (i) 40,000 shares of Class A common stock and (ii) 1,859,435 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject the terms of the LLC Agreement, representing 47.8% of the shares of Class A Common Stock deemed outstanding (based on the Post-Split Class A Shares Outstanding plus 1,859,435 shares issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement. Jocral Family LLLP owned 26.8% of the shares of the Combined Voting Shares Outstanding. The Trust is deemed to beneficially own the securities owned by Jocral Family LLLP. The Trust is the general partner of Jocral Family LLLP and Ms. Ruiz is Co-Trustee of the Trust.

As of the date hereof, Mayra Ruiz beneficially owns in the aggregate 1,028,123 shares of Class A Common Stock, including of (a) 708,123 shares held by Ruiz Group, comprised of (i) 692,123 shares of Class A Common Stock issuable in respect of an equal number of Up-C Units, subject to the terms of the LLC Agreement, as further described in Item 6 of the Existing Schedule 13D and 16,000 shares of Class A Common Stock, and (ii) 16,000 shares of Class A Common Stock, (b) 320,000 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units held by Ms. Ruiz directly, and (c) 1,354 Class A Common Stock issuable upon the exercise of warrants to purchase shares of Class A Common Stock at $7,187.50 per shares, which become exercisable on June 22, 2022 and expire on May 23, 2027. These amounts represent, in the aggregate, 32.9% of Class A Common Stock Outstanding (based on the Post-Split Class A Shares Outstanding plus 1,012,123 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement (as each defined herein). Ms. Ruiz beneficially owned 14.5% of the Combined Voting Shares Outstanding.

As of the date hereof, Series MRCS directly holds 661,565 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject the terms of the LLC Agreement, representing 23.8% of the shares of Class A Common Stock deemed outstanding (based on the Post-Split Class A Shares Outstanding plus 661,565 shares issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement. Series MRCS owned 9.3% of the shares of the Combined Voting Shares Outstanding. Mr. Quesada, as the manager of Series MRCS, is deemed to beneficially own the securities held by Series MRCS, as described further below.

As of the date hereof, Mr. Quesada beneficially owns in the aggregate 1,454,078 shares of Class A Common Stock comprised of (i) 640 Class A Common Stock issuable upon the exercise of warrants to purchase shares of Class A Common Stock at $7,187.50 per shares, which become exercisable on June 22, 2022 and expire on May 23, 2027 (ii) 11,212 shares of Class A Common Stock held directly by Mr. Quesada, (iii) 939,044 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units directly held by Mr. Quesada, (iv) 198,470 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units held by Series MRCS, and (v) 304,712 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units held by the Quesada Group. These amounts represent, in the aggregate, 40.9% of the shares of Class A Common Stock deemed outstanding (based on the Post-Split Class A Shares Outstanding plus 1,422,226 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the terms of the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement (as each defined herein). Mr. Quesada beneficially owns 21.3% of the shares of the Combined Voting Shares Outstanding. Pursuant to the terms of the limited liability company agreement of Ruiz Group (the “Ruiz Group LLC Agreement”), Mr. Quesada, as the Liquidation Manager, has the authority to dispose of assets held by Ruiz Group, including Issuer Securities, under certain circumstances. Accordingly, Mr. Quesada may be deemed to beneficially own an additional 708,123 shares of Class A Common Stock (692,123 of which are issuable upon the conversion of an equal number of Up-C Units) held by Ruiz Group, which represents 25.2% of the shares of Class A Common Stock deemed outstanding (based on the Post-Split Class A Shares Outstanding plus 692,123 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement). As a result of these terms of the Ruiz Group LLC Agreement and the Quesada Group LLC Agreement, Mr. Quesada and Ms. Ruiz may be deemed to be a group as defined under Rule 13d-3 promulgated under the Exchange Act, that beneficially owns 2,483,555 shares of Class A Common Stock issuable in respect of Up-C Units, which is 54.4% of the Class A Common Stock deemed outstanding (based on the Post-Split Class A Shares Outstanding plus 2,454,349 shares of Class A Common Stock issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement) and 35.1% of the Combined Voting Shares Outstanding. This Schedule 13D shall not be construed as an admission that Mr. Ruiz, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the Schedule 13D.

As of the date hereof, Quesada Group directly holds 304,712 shares of Class A Common Stock issuable upon the conversion of an equal number of Up-C Units, subject the terms of the LLC Agreement, representing 12.6% of the shares of Class A Common Stock deemed outstanding (based on the Post-Split Class A Shares Outstanding plus 304,712 shares issuable in exchange for an equal number of Up-C Units pursuant to the LLC Agreement), including shares held in escrow pursuant to the MIPA Escrow Agreement, VRM Escrow Agreement and LLCA Escrow Agreement. Quesada Group beneficially owns 4.3% of the Combined Voting Shares Outstanding.

(c) On December 13, 2024, Mr. Ruiz transferred ownership of 1,029,477 shares of Class A Common Stock to his ex-wife, Mayra Ruiz in connection with a marital settlement agreement, as described further in Item 4 to this Amendment No. 1. Except as described in the previous sentence, no Reporting Person has effected any transactions in the Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1.

Joint Filing Agreement, dated as of June 2, 2022, by and among the Reporting Persons (incorporated by reference in this Amendment No. 1, as previously filed as Exhibit 1 with the Existing Schedule 13D)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2024

JOHN H. RUIZ
By:	/s/ John H. Ruiz
Name:	John H. Ruiz

JOCRAL FAMILY LLLP
By:	John H. Ruiz Revocable Living Trust
Title:	General Partner
By:	/s/ John H. Ruiz
Name:	John H. Ruiz
Title:	Co-Trustee

RUIZ GROUP HOLDINGS LIMITED, LLC
By:	/s/ Mayra C. Ruiz
Name:	Mayra C. Ruiz
Title:	Manager

FRANK C. QUESADA
By:	/s/ Frank C. Quesada
Name:	Frank C. Quesada

MAYRA RUIZ
By:	/s/ Mayra C. Ruiz
Name:	Mayra C. Ruiz

QUESADA GROUP HOLDINGS, LLC
By:	/s/ Frank C. Quesada
Name:	Frank C. Quesada
Title:	Manager

MDA SERIES, LLC
By:	/s/ Frank C. Quesada
Name:	Frank C. Quesada
Title:	Member

By:	/s/ John H. Ruiz
Name:	John H. Ruiz
Title:	Member

SERIES MRCS, a designated series of MDA Series, LLC
By:	/s/ Frank C. Quesada
Name:	Frank C. Quesada
Title:	Manager and Member